Trimeris, Inc. 3500 Paramount Parkway Morrisville, NC 27560 Attn: Mr. Steven D. Skolsky Chief Executive Officer

June 15, 2006

By Facsimile and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 3-9

Judiciary Plaza

Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Trimeris, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 10, 2006

Form 10-Q for the quarter ended March 31, 2006
Filed May 10, 2006
File No. 000-23155

Dear Mr. Rosenberg:

We have received your letter dated May 24, 2006, and we appreciate Keira Ino’s time in our conference call on May 30, 2006. We also appreciate the extension of the deadline to allow us to provide a complete response to your questions. Following are the individual responses to each of your questions. We will include the additional disclosures beginning with the Form 10-Q for Trimeris, Inc. (the “Company” or “Trimeris”) for the quarter ending June 30, 2006 or, if an annual disclosure, beginning with the Company’s Form 10-K for the year ending December 31, 2006.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for Fiscal Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and…, page 35

Liquidity and Capital Resources, page 44

Contractual Obligations, page 46

1.	Please provide us a revised contractual obligations table that reflects an undiscounted amount for your other long-term liabilities in order to show investors the full contractual amount due for these obligations.

Response

The revised contractual obligations table (excluding footnotes) is included below. We propose updating this disclosure in future filings.

Contractual Obligations. The following table summarizes our material contractual commitments at December 31, 2005.

Contractual Obligations

	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Operating leases	$1,508	$1,508	$1,538	$1,569	$1,600	$6,873	$14,596
Other contractual obligations	3,566	2,000	2,000	1,000	—	—	8,566
Other long-term liabilities	—	—	—	—	—	22,404	22,404

	$5,074	$3,508	$3,538	$2,569	$1,600	$29,277	$45,566

Financial Statements, page F-1

Notes to Financial Statements, page F-7

9. Roche Collaboration, page F-19

2.	For this collaboration agreement and for each of the agreements discussed under Note 10, please provide us, in disclosure-type format, the amount of compensation earned and costs incurred under these agreements, consistent with paragraph 14(b) of SFAS 68.

Response

The disclosures made in our Form 10-K for the year ended December 31, 2005 related to our relationship with F. Hoffman-La Roche Ltd. (“Roche”) and the details of our Research and Development Expense completely describe the structure of the Roche-Trimeris collaboration and the nature of the contractual arrangements between the two parties. The following provides further details.

Roche and Trimeris have a collaboration to discover, develop and commercialize certain anti-viral therapeutics. Trimeris does not perform fee-based, sponsored research on Roche’s behalf. There are two separate agreements that, together, form the basis of the collaboration: (1) The Development and License Agreement and (2) The Research Agreement. We have disclosed the details of these agreements beginning on page 36 of our Management’s Discussion and Analysis in the Form 10-K for the year ended December 31, 2005, “Overview of Roche Relationship”. The following is a high level summary:

(1) Under the Development and License Agreement, Roche and Trimeris have agreed to commercialize T-20, currently marketed as Fuzeon, whose generic name is enfuvirtide, and T-1249, or a replacement compound. While the Company’s Development and License Agreement with Roche also includes the commercialization of Fuzeon, T-1249 or a replacement product, only Fuzeon is commercially available to date.

•	Gross profits from the sale of Fuzeon in North America are split equally with Roche. Trimeris’s share of the income generated from the sale of Fuzeon in North America is recorded in the Statement of Operations under the caption “Collaboration income (loss).” We disclose the details of the collaboration income (loss) in our Management’s Discussion and Analysis – see page 48 of our Form 10-K for the year ended December 31, 2005, “Collaboration Income (Loss)”.

•	Trimeris receives a royalty from sales of Fuzeon outside of North America, which is recorded as “Royalty revenue” in the Statement of Operations. We disclose the details of the royalty revenue in our Management’s Discussion and Analysis – see page 47 of our Form 10-K for the year ended December 31, 2005, “Royalty revenue”.

•	Also, under this agreement, we split on a 50/50 basis the Development expense for Fuzeon and T-1249 with Roche. Trimeris’s share of these expenses are recorded as part of our Research and Development expense in the Statement of Operations (see further discussion of our Total Research and Development Expense below).

(2) Under the Research Agreement, Roche and Trimeris have agreed to perform research to discover, develop and commercialize novel generations of HIV fusion inhibitor peptides. The work under the Research Agreement is performed according to an agreed upon joint research plan that is renewable on an annual basis. Roche reimburses Trimeris according to the annual mutually agreed research plan (“Research Plan”). However, Trimeris or Roche, each can, at their own discretion devote additional resources to the discovery of the next generation fusion inhibitors for research programs performed outside the scope of the Research Plan (see below). It is important to note that the research conducted is not a cost plus arrangement but merely a cost reimbursement arrangement and as such no compensation is earned by either party. We disclose the nature of this agreement in our Management’s Discussion and Analysis – see page 38 of our Form 10-K for the year ended December 31, 2005, “The Research Agreement”. All expenses related to the discovery of the next generation fusion inhibitors are recorded as part of our Research and Development expense in the Statement of Operations (see further discussion of our Total Research and Development Expense below).

The following is a discussion of our Total Research and Development Expense only:

Again, Trimeris is not a contract research organization and does not conduct research for compensation. All Trimeris research and development efforts, with Roche, are undertaken on a shared expense basis. Our total Research and Development expenses are separated into the following categories as disclosed in our Management’s Discussion and Analysis – see the table at the bottom of page 43 of our Form 10-K for the year ended December 31, 2005:

•	Fuzeon

•	T-1249

•	Next Generation Fusion Inhibitors

•	Other

Fuzeon and T-1249

Under the Development and License Agreement we share development expenses on a 50/50 basis for Fuzeon and T-1249.

Next Generation Fusion Inhibitors

Under the Research Agreement we share the agreed upon expenses for the research of our next generation fusion inhibitors that were performed pursuant to the Research Plan. Roche reimburses Trimeris for its share of the Next Generation expenses on an annual basis. The amount of these payments from Roche is disclosed in our Management’s Discussion and Analysis – see page 38 of our Form 10-K for the year ended December 31, 2005, “The Research Agreement”.

Other

Trimeris also conducts other internal research as indicated by “Other Research Expenses.” These expenses are not shared.

In light of the nature of the collaboration between Roche and Trimeris and the disclosure related to the collaboration, the agreements and the associated expenses / profits, we believe that our disclosures completely describe the structure of the Roche-Trimeris collaboration and the nature of the contractual arrangements between the two parties. .

The costs associated with the other collaborations are addressed below in Response 3.

10. Other Collaboration, page F-22

3.	Please provide us, in disclosure-type format, the maximum amount of potential milestone obligations under each agreement and a general description of the events that would trigger these payments.

Response

Please note that we do not earn compensation under any of these agreements. We propose adding the following language in future filings:

Array Biopharma, Inc. (“Array”)

The agreement contemplates that Trimeris could owe Array up to $9.7 million in milestone payments in the event a compound reaches certain developmental, clinical and commercialization milestones. During the years ended December 31, 2005, 2004 and 2003, we incurred costs, under this agreement, of $5,000, $15,000 and $0, respectively.

Neokimia, Inc. (“Neokimia”)

The agreement contemplates that Trimeris could owe Neokimia up to $20 million in milestone payments in the event a compound reaches certain developmental, clinical and commercialization milestones. During the years ended December 31, 2005, 2004 and 2003, we incurred no costs under this agreement.

New York Blood Center

The Company does not have milestone obligations under this license agreement.

ChemBridge Research Laboratories (“CRL”)

The agreement contemplates that Trimeris could owe CRL up to $5.25 million in milestone payments in the event a compound reaches certain developmental, clinical and commercialization milestones with an additional $1.25 million in milestone payments due for each additional compound commercialized. During the year ended December 31, 2005, we incurred costs of $496,000 under this agreement.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Part I Item 2. Management’s Discussion and Analysis of Financial…, page 14

Non GAAP Financial Measures, page 22

4.	This non-GAAP measure appears to be prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and Answer 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures posted on our website, since you appear to have not met the burden of demonstrating the usefulness of such measure. Please confirm that you will cease disclosing a measure that removes the non-cash stock compensation expense.

Response

Trimeris believes that the non-GAAP disclosure is useful for the reader of our financial statements. Trimeris has adopted SFAS No. 123 (revised) using the modified prospective method and, therefore, the results of operations for all periods in 2005 do not include share-based compensation expense. As described below, while the Company’s results of operations for all periods ending after January 1, 2006 will include share-based compensation, management uses, and therefore has presented, a limited number of non-GAAP measures as a supplement to the GAAP measures presented so that the reader may more easily compare the Company’s historical results of operations. It is important to note that management believes the non-GAAP disclosure to be useful on a temporary basis only and it is management’s intent to cease this disclosure beginning with the Form 10-Q for the first quarter of 2007.

In order to demonstrate the usefulness of the non-GAAP measure, we propose adding the following language in future filings:

The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of non-cash stock compensation expense as a result of the Company’s adoption of SFAS No. 123 (revised). The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The Company applied the modified prospective method of adoption of SFAS No. 123 (revised), under which the effects of SFAS No. 123 (revised) are reflected in the Company’s GAAP financial statement presentations for and after the first quarter 2006, but are not reflected in results for prior periods. Expenses (research and development and general and administrative), operating income, net income and earnings per share are the primary financial measures management uses for planning and forecasting future periods that are affected by shared-based compensation. Because management reviews these financial measures calculated without taking into account the effects of the new requirements under SFAS No. 123 (revised), these financial measures are treated as “non-GAAP financial measures” under Securities and Exchange Commission rules. Management uses the non-GAAP financial measures for internal managerial purposes, including as a means to compare period-to-period results and as a means to evaluate the Company’s results to those of other companies. The Company’s managers are not held accountable for share-based compensation charges impacting operating income (loss) and accordingly, share-based compensation charges have been excluded from the Company’s measure of profitability (operating income). Therefore, the review of results and forecasts by management and the Board of Directors excludes share-based compensation.

The Company’s management and the Board of Directors will continue to compare the Company’s historical results of operations (research and development expenses, general and administrative expenses, operating income as well as net income and earnings per share), excluding share-based compensation, to financial information prepared on the same basis during the Company’s budget and planning process, to assess the business and to compare results to the objectives identified for the Company. The Company’s budget and planning process commences with an operating level evaluation, which excludes share-based compensation, and concludes with the preparation of annual and quarterly budgets that include these non-GAAP financial measures (research and development expenses, general and administrative expenses, operating income, net income and earnings per share). These budgets, once finalized and approved, serve as the basis for allocation of resources and management of operations. While share-based compensation is a significant expense affecting the Company’s results of operations, management excludes share-based compensation from the Company’s budget and planning process to facilitate period-to-period comparisons and to assess changes in net income and earnings per share targets in relation to changes in forecast revenue.

The Company discloses these non-GAAP financial measures to the public to enable investors who wish to more easily assess the Company’s performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among other companies that separately identify share-based compensation. In particular, as the Company begins to apply SFAS No. 123 (revised), the Company believes that it is useful to investors to understand how the expenses and other adjustments associated with the application of SFAS No. 123 (revised) are being reflected on the Company’s income statements. In addition, management believes that the disclosure of these non-GAAP measures may be useful to an investor in evaluating the Company’s operating performance because they help investors more meaningfully evaluate and compare the current period financial results (research and development expenses, general and administrative expenses, operating income, net income and earnings per share) to the respective financial results for the prior fiscal year, because the Company adopted SFAS 123 (revised) prospectively and did not restate prior periods.

Although these non-GAAP financial measures adjust cost and expenses to exclude the accounting treatment of share-based compensation, they should not be viewed as a pro forma presentation reflecting the elimination of the underlying share-based compensation programs, as those programs are an important element of the Company’s compensation structure and generally accepted accounting principles indicate that all forms of share-based payments should be valued and included as appropriate in results of operations.

Please feel free to contact us regarding any of these issues. We look forward to including the additional disclosures in our future filings.

Sincerely,

/s/ Steven D. Skolsky	/s/ Robert R. Bonczek	/s/ Andrew L. Graham
Steven D. Skolsky	Robert R. Bonczek	Andrew L. Graham
Chief Executive Officer	Chief Financial Officer	Principal Accounting Officer